Exhibit 99.1

Enlivex Receives Clearance From Spanish Agency of Medicines and Medical Devices For Treatment of Patients with Advanced Solid Malignancies in the Ongoing Allocetra Phase I/II Clinical Trial

Nes-Ziona, Israel, Feb. 23, 2023 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the Spanish Agency of Medicines and Medical Devices (AEMPS) has authorized the expansion of the Company’s Phase I/II of AllocetraTM in patients with advanced solid malignancies. The clearance of the Phase I/II by the AEMPS follows recent announcements by the Company that (i) the study received IND clearance from the U.S. Food And Drug Administration for recruitment of patients in the U.S., (ii) the independent Data Safety Monitoring Board has completed its prespecified data review for the first cohort of patients in the Phase I/II trial and (iii) the Israeli Ministry of Health had reviewed the data and provided regulatory clearance to continue the study and open the subsequent high dose monotherapy and combination cohorts.

The Phase I/II multi-center clinical trial (clinicaltrials.gov Identifier: NCT05581719) has been designed to evaluate the safety, tolerability and preliminary efficacy of Allocetra™ alone, and in combination with a PD1 checkpoint inhibitor, in patients with advanced solid tumors.

The Phase I/II trial was initiated following encouraging preclinical studies conducted in collaboration with Yale Cancer Center that showed a substantial, statistically significant survival benefit when Allocetra™ was combined with a PD1 checkpoint inhibitor in a murine model of ovarian cancer, and additional models that demonstrated statistically significant survival benefit when Allocetra™ was combined with a PD1 or CTLA-4 checkpoint inhibitors in a murine model of peritoneal mesothelioma.

Einat Galamidi, MD., Vice President, Medical of Enlivex, stated “We are pleased with the AEMPS’ regulatory clearance to expand our clinical trial into Spain. We believe that AllocetraTM has the potential to provide a paradigm shift in treatment of advanced solid tumors, and we look forward to data readouts, including safety and potential indication of effect in patients, currently expected during 2023 and 2024.”

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit  http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com